UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

National Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

636375206

(CUSIP Number)

February 12, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☒ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		636375206	Page 2 of 7
1	NAMES OF REPORTING PERSONS: Daniel Asher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States
	5	SOLE VOTING POWER:

NUMBER OF		2,464,806*

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,464,806*

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,464,806*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

19.55%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	Reflects ownership as of the date of this filing. 350,000 of these shares are held by Equitec Specialists, LLC. The Reporting Person controls 50% of the voting membership interests in Equitec Specialists, LLC. 527,932 of these shares are held by Sphinx Trading, LP. The Reporting Person is a member and the president of Oakmont Investments, LLC, the general partner of Sphinx Trading, LP.
**	Based on 12,610,545 shares of common stock, $0.02 par value per share, of National Holdings Corporation outstanding as of January 18, 2019, as reported on National Holdings Corporation’s Form 10-K/A filed with the Securities and Exchange Commission on January 28, 2019.

CUSIP No.	636375206	Page 3 of 7

Item 1(a)	Name of Issuer:

National Holdings Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices:

200 Vesey Street, 25th Floor New York, NY 10281

Item 2(a)	Name of Person Filing:

Daniel Asher

Item 2(b)	Address of Principal Business Office or, if none, Residence:

111 W. Jackson Blvd., 20th Floor Chicago, IL 60604

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, $0.02 par value per share

Item 2(e)	CUSIP Number:

636375206

CUSIP No.	636375206	Page 4 of 7

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.	636375206	Page 5 of 7

Item 4.	Ownership

(a) Amount beneficially owned: 2,464,806*

(b) Percent of class: 19.55%**

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 2,464,806*

(ii) Shared power to vote or to direct the vote -0-

(iii) Sole power to dispose or to direct the disposition of 2,464,806*

(iv) Shared power to dispose or to direct the disposition of -0-

*	Reflects ownership as of the date of this filing. 350,000 of these shares are held by Equitec Specialists, LLC. The Reporting Person controls 50% of the voting membership interests in Equitec Specialists, LLC. The right and obligation to acquire these 350,000 shares was assigned to Equitec Specialists, LLC from NHC Holdings, LLC on February 11, 2019 and the shares were acquired by Equitec Specialists, LLC on February 12, 2019. 527,932 of these shares are held by Sphinx Trading, LP. The Reporting Person is a member and the president of Oakmont Investments, LLC, the general partner of Sphinx Trading, LP. The right and obligation to acquire these shares was assigned to Sphinx Trading, LP from NHC Holdings, LLC on February 11, 2019 and the shares were acquired by Sphinx Trading, LP on February 12, 2019.
**	Based on 12,610,545 shares of common stock, $0.02 par value per share, of National Holdings Corporation outstanding as of January 18, 2019, as reported on National Holdings Corporation’s Form 10-K/A filed with the Securities and Exchange Commission on January 28, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

CUSIP No.	636375206	Page 6 of 7

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	636375206	Page 7 of 7

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019

/s/ Daniel Asher
Daniel Asher